THREDDSYNC, LLC

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, AND FOR THE PERIOD FROM INCEPTION (OCTOBER 21, 2025) TO DECEMBER 31, 2025
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Managers of
THREDDSYNC, LLC
Gulfport, Florida

We have reviewed the accompanying financial statements of THREDDSYNC, LLC (the "Company"), which comprises the balance sheet as of December 31, 2025, and the related statement of operations, members' equity, and cash flow for the period from Inception (October 21, 2025) to December 31, 2025, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9 certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 14, 2026
Calabasas, CA 91302

THREDDSYNC, LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2025
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash	$ 19,062
Total Current Assets	**19,062**
Total Assets	**$ 19,062**
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities:	
Credit Cards	$ 618
Total Current Liabilities	**618**
Total Liabilities	**618**
MEMBERS' EQUITY	
Members' Equity	18,444
Total Members' Equity	**18,444**
Total Liabilities and Members' Equity	**$ 19,062**

See accompanying notes to financial statements.

THREDDSYNC, LLC

STATEMENT OF OPERATIONS

(UNAUDITED)

For the Period from the Inception (October 21, 2025) to		December 31, 2025
(USD $ in Dollars)		
Net Revenue	$	107,341
Cost of Goods Sold		-
Gross Profit		**107,341**
Operating Expenses		
General and Administrative		4,934
Selling and Marketing		297
Total Operating Expenses		**5,231**
Operating Income		**102,110**
Interest Expense		-
Other Income		-
Income Before Provision for Income Taxes		**102,110**
Provision/(Benefit) for Income Taxes		-
Net Income	**$**	**102,110**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Inception date (October 21, 2025)	$ -
Members' Contribution	2,333
Members' Distribution	(86,000)
Share-based Compensation	1
Net Income	102,110
Balance—December 31, 2025	$ 18,444

See accompanying notes to financial statements.

THREDDSYNC, LLC
STATEMENT OF CASH FLOWS
(UNAUDITED)

For the Period from the Inception (October 21, 2025) to		December 31, 2025
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income	$	102,110
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Share-Based Compensation		1
Changes in Operating Assets and Liabilities:		
Credit Cards		618
Net Cash Provided by Operating Activities		**102,729**
CASH FLOW FROM FINANCING ACTIVITIES		
Members' Contribution		2,333
Members' Distribution		(86,000)
Net Cash Used in Financing Activities		**(83,667)**
Change in Cash		**19,062**
Cash —Beginning of The Year		-
Cash—End of The Year	**$**	**19,062**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest		
Cash Paid During the Year for Income Taxes	$	-

See accompanying notes to financial statement

THREDDSYNC, LLC
Notes to Financial Statements
AS OF DECEMBER 31, 2025, AND FOR THE PERIOD FROM INCEPTION (OCTOBER 21, 2025) TO DECEMBER 31, 2025
(Unaudited)

1. NATURE OF OPERATION

THREDDSYNC, LLC was formed on October 21, 2025, in the state of Florida. The financial statements of THREDDSYNC, LLC (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's principal office is located at 6023 Kipps Colony Dr. E., Gulfport, FL 33707

ThreddSync, LLC (the "Company") is a service-based advisory firm that provides strategic consulting and hands-on business and product development services to its clients. The Company operates through a structured, phased engagement model designed to deliver outcome-driven solutions. In addition to its advisory services, the Company is in the process of developing a proprietary AI platform intended to enhance and support its service offerings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The Company maintains its books and records on the cash basis of accounting. The accompanying financial statements reflect adjustments to present the Company's financial position and results of operations on the accrual basis in accordance with U.S. GAAP. The Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2025, the Company's cash did not exceed FDIC insured limits.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services.

The Company generates revenue primarily from providing advisory and business development services to clients. These services are typically delivered through structured engagements and may include strategic advisory, product development support, and AI-related initiatives.

Revenue is recognized over time as services are performed, as the customer simultaneously receives and consumes the benefits of the services. The Company's performance obligations are satisfied as the services are rendered.

Income Taxes
The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Leases

The Company determines if an arrangement is a lease at contract inception. Leases are classified as operating or finance leases based on the underlying terms of the lease agreement.

Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit interest rate, the Company uses its incremental borrowing rate based on information available at the commencement date in determining the present value of lease payments.

Lease expense for operating leases is recognized on a straight-line basis over the lease term. Lease payments included in the measurement of lease liabilities consist of fixed payments and certain variable payments that depend on an index or rate. Variable lease costs that do not depend on an index or rate are recognized as expense in the period incurred.

The Company has elected the short-term lease exemption for leases with a term of twelve months or less. For these leases, lease payments are recognized as expense on a straight-line basis over the lease term and no ROU asset or lease liability is recorded.

As of December 31, 2025, the Company had no operating or finance lease arrangements requiring recognition of right-of-use assets or lease liabilities on the balance sheet. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the remaining lease term.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, amounted to $297, which is included in sales and marketing expenses.

Related Party Transactions

The Company may engage in financing arrangements with related parties, including significant members or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3.   SHARE BASED COMPENSATION

Equity Grant Agreement

On November 1, 2025, the Company established its Equity Incentive Plan and granted Class B Incentive Units ("Units") to three service providers pursuant to individual Equity Grant Agreements. The Units represent membership interests in the Company and are accounted for as share-based compensation under ASC 718, Compensation, and Stock Compensation

During the period, the Company granted a total of 250,000 Class B Incentive Units. The Units vest over a four-year period from the grant date, with 25% vesting after one year of continuous service (the "Cliff Period"), and the remaining 75% vesting in equal quarterly installments over the following three years, subject to continued service. Unvested Units carry no economic participation or voting rights. Upon a Change of Control followed by a Covered Termination within twelve months, 100% of the then-unvested Units vest automatically (double-trigger acceleration).

The Company measures the fair value of Class B Incentive Units at the grant date. The per-unit fair value was determined to be $0.0001 based on the Company's valuation memorandum, which considered the Company's early stage, limited operating history, financial performance, assets, liabilities, and comparable company analysis. The total grant-date fair value of the 250,000 Units granted during the period was $25.

Share-based compensation expense is recognized on a straight-line basis over the requisite service period (the four-year vesting period). For the period from the grant date (November 1, 2025) to December 31, 2025, the Company recognized approximately $1 of share-based compensation expense related to these awards, which is included in general and administrative expenses in the accompanying statement of operations.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Fair Value	Weighted Average Contract Term
Inception Date- October 21, 2025	-	$	-	-
Granted	250,000	$	0.0001	-
Vested	-		-	-
Forfeited	-		-	-
Unvested at December 31, 2025	**250,000**	**$**	**0.0001**	**3.8**

As of December 31, 2025, total unrecognized compensation cost related to unvested Units was approximately $24, which is expected to be recognized over a weighted average remaining period of approximately 3.8 years.

4.   EQUITY AND CAPITALIZATION

The Company is authorized to issue up to 1,000,000 Units on a Fully Diluted Basis, consisting of three classes of membership interests:

Class A Common Units represent common equity ownership with full voting and economic rights. As of December 31, 2025, 700,000 Class A Common Units are issued and outstanding, all held by the Company's founder, Robert Toshiyuki Morrell, representing 100% of the voting power and 100% of the current economic interest.

Class B Incentive Units are granted to employees, consultants, and advisors as equity-based compensation under the Company's Equity Incentive Plan. Class B Units are non-voting, and unvested units carry no economic participation rights. The Board has reserved 300,000 Units for issuance under the Plan, of which 250,000 have been granted and all remain unvested as of December 31, 2025.

Class C Preferred Units are reserved for future issuance in connection with equity financing transactions. The rights and preferences shall be determined by the Board at the time of issuance. As of December 31, 2025, no Class C Preferred Units have been issued or are outstanding.

The following table summarizes the vested outstanding units as of December 31, 2025:

As of Year Ended December 31, 2025

Member's name	Class	Number	Ownership percentage
Robert Morrell	Class A	700,000	100.0%
TOTAL			**100.0%**

5. INCOME TAXES

The Company is organized as a limited liability company and is treated as a partnership for U.S. federal and state income tax purposes. As such, the Company is generally not subject to federal income taxes. Instead, the Company's taxable income or loss is passed through to its members and is reported on the members' individual income tax returns.

Accordingly, no provision for federal or state income taxes has been recorded in the accompanying financial statements.

The Company evaluates uncertain tax positions in accordance with accounting guidance for income taxes. The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained upon examination by the relevant taxing authorities. Management has evaluated the Company's tax positions and has concluded that the Company has taken no uncertain tax positions that require recognition or disclosure in the financial statements.

The Company's tax returns are subject to examination by federal and state taxing authorities generally for a period of three years from the date the returns are filed. As of December 31, 2025, the Company had no examinations in progress.

6. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Commitments

The Company incurred home office expenses on behalf of its founder and member. Home office expense incurred for the year ended December 31, 2025 amounted to approximately $1,425.

7. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2025, the Company's founder and member Robert Morrell paid certain business expenses totaling $2,333 on behalf of the Company using a personal credit card. These expenses consisted of home office rent ($1,425), software and subscriptions ($459), and other costs ($449). No amounts were outstanding or payable to the member as of December 31, 2025.

8. SUBSEQUENT EVENTS

The Company evaluated events occurring after the balance sheet date through the date these financial statements were issued and determined that there were no events requiring adjustment to, or disclosure in, the financial statements.

9. GOING CONCERN

The Company commenced operations on October 21, 2025, and has limited operating history. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these financial statements are issued. Management's plans include generating additional revenue from existing and new clients, and raising additional capital through debt and/or equity financing as needed. However, there can be no assurance that such financing will be available on terms acceptable to the Company, or at all. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.